UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 9 October 2020

KAZIA RAISES A$16.4 MILLION TO PROGRESS R&D PROGRAMS

Sydney, October 9, 2020 - Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce the completion of the institutional component of its fully underwritten 1 for 3 accelerated non-renounceable entitlement offer (the “Entitlement Offer”) of its ordinary shares (the “New Shares”). The institutional component of the Entitlement Offer will raise approximately A$16.4 million (exclusive of costs).

Under the terms of the institutional component of the Entitlement Offer, approximately 20 million New Shares have been allocated to sector-specialist institutional investors in Australia and internationally, at a price of A$0.80 per New Share, representing a 16.7% discount to the last close share price (A$0.96).

The Entitlement Offer will also have a fully underwritten retail component. The retail component has opened on October 8, 2020, and is expected to close at 5.00pm (Sydney time) on October 20, 2020. Under the terms of the retail component of the Entitlement Offer, applicants will be able to subscribe for one New Share for every three shares held on the record date, at the same price as the institutional component of the Entitlement Offer (A$0.80 per New Share).

The retail component of the Entitlement Offer will be available to retail shareholders of the Company with registered addresses in Australia and New Zealand, and to institutional or professional investors, including institutional shareholders, in other selected foreign jurisdictions. It will not be available to any shareholder resident in the United States.

As the New Shares will be issued under the Entitlement Offer, no shareholder approval is required. The New Shares to be issued under the Entitlement Offer will be quoted immediately and will rank equally with the Company’s existing shares.

The proceeds of the Entitlement Offer will be used to further the Company’s participation in the GBM Agile study for paxalisib in glioblastoma, and to fund general working capital.

[ENDS]

This announcement may include forward-looking statements. These forward-looking statements are based on Kazia’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Kazia, which could cause actual results to differ materially from such statements. Kazia makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.

The securities referred to in this announcement have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, such securities may not be offered or sold, directly or indirectly, in the United States or to any person acting for the account or benefit of a person in the United States, except in transactions (i) registered under the Securities Act or (ii) exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable securities laws of any state or other jurisdiction of the United States.